SEC Mail
Mail Processing
Section

MAR 10 2008

Washington, DC
103

08028188

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Controller 813-907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Diane Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Diane Hall
Signature

Asst. Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2007
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	41,270		41,270
Other securities	100,943		100,943
Receivable from non-customers		7,080	7,080
Receivable from affiliate		512,036	512,036
Total assets	142,213	519,116	661,329
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	4,000		4,000
Payable to affiliate			0
Total liabilities	4,000	0	4,000
Common stock			500
Paid-in capital			345,556
Retained earnings			311,273
Total ownership equity			657,329
Total liabilities and ownership equity			661,329

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2007
(Unaudited)

Commissions on sales of security real estate	286,275
Misc. Income	35,000
Interest income	4,283
Total revenues	325,558
Employee compensation and benefits	123,469
Regulatory fees and expenses	1,274
Other expenses	112,900
Total expenses	237,643
Net income	87,915

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2007
(Unaudited)

Balance at beginning of period	606,467
Distributions	(37,053)
Net income	87,915
Balance at end of period	657,329

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007
(Unaudited)

Cash flows from operating activities		
Net Income		87,915
Change in assets and liabilities		
(Increase) decrease in		
Accounts receivable		(7,080)
Increase (decrease) in		
Accounts Payable		0
	Net cash provided by operating activities	80,835
Cash flows from financing activities		
Distribution to Shareholder		(37,053)
Net payments from (to) related parties		(23,296)
	Net cash used in financing activities	(60,349)
Net decrease in cash and cash equivalents		20,486
Cash and cash equivalents, beginning of year		121,727
Cash and cash equivalents, end of year		142,213

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2007
(Unaudited)

Ownership equity	657,329
Less non-allowable assets	(519,116)
Net capital before haircuts	138,213
Less haircuts on securities	(1,514)
Net capital	136,699

Basic Net Capital Requirement

Aggregate indebtedness	4,000
Net capital	136,699
Less minimum net capital requirement	(5,000)
Excess net capital	131,699
Ratio of aggregate indebtedness to net capital	0.03

END

2/28/2008 SI_FS.WKS/DHall